SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

CHANGE IN THE COMPOSITION OF THE STATUTORY COMPLIANCE
AND AUDIT COMMITTEE

São Paulo, December 23, 2024 – BRASKEM S.A. (“Braskem” or “Company”) (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with Article 33, XXIX of CVM Resolution 80, hereby informs its shareholders and the market in general that its Board of Directors approved, in a meeting held on December 13, 2024, a change in the composition of its Statutory Compliance and Audit Committee (“CCAE”), due to the resignation of Mr. José Écio Pereira da Costa Júnior with the subsequent election of Mr. Gustavo Raldi Tancini as an independent external member and financial specialist, to complete the term until the first ordinary meeting of the Board of Directors to be held after the Company’s Annual General Meeting to be held in 2026.

The summarized resume of Mr. Gustavo Raldi Tancini is attached to this Notice.

Due to the approved replacement, the CCAE now has the following composition: (i) Gesner José de Oliveira Filho (independent member of the Board of Directors and Coordinator of the CCAE); (ii) Carlos Plachta (independent member of the Board of Directors); (iii) Roberto Faldini (independent member of the Board of Directors); (iv) Maria Helena Pettersson (independent external member and financial specialist); and (v) Gustavo Raldi Tancini (independent external member and financial specialist).

Additional information can be obtained from the Investor Relations Department by phone at +55 11 3576-9531 or by email at braskem-ri@braskem.com.br.

ANNEX I

Mr. Gustavo holds a Ph.D., Master’s, and bachelor’s degree in accounting from the School of Economics, Business, and Accounting at the University of São Paulo (FEA – USP). He has a postgraduate degree in Corporate Law from Fundação Getúlio Vargas and executive education in Valuation of Private Assets from the Said Business School of the University of Oxford. Additionally, he holds a Diploma and Certificate in IFRS granted by the ACCA (Association of Chartered Certified Accountants – UK) and holds a Certificate in International Auditing from the same institution. He has certificates in IFRS for SMEs and IFRS from the ICAEW (The Institute of Chartered Accountants in England and Wales). He is a Consultant and Financial/Accounting Advisor, IFRS specialist, with 16 years of experience, including at FIPECAFI. Furthermore, he acts as a Judicial Expert and Technical Assistant in matters involving accounting, finance, and tax knowledge at the São Paulo Court of Justice and Arbitration Chambers. He also serves as a Professor for the IFRS Certification preparatory course of the ICAEW (Learning Partner of ICAEW in Brazil) at FIPECAFI, FECAP, ESALQ/USP, FGV/EESP, and APET, with over 13 years of experience.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2024

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.